Exhibit 99.14
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2008, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Registration Statement on Form 40-F, (ii) EnCana Corporation’s Registration Statement on Form F-3 (File No. 333-150360), (iii) EnCana Corporation’s Registration Statements on Form S-8 (File Nos. 333-13956, 333-85598, 333-124218, and 333-140856), and (iv) EnCana Corporation’s Registration Statement on Form F-9 (File No. 333-149370), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

NETHERLAND, SEWELL & ASSOCIATES, INC.
By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas
October 29, 2009